UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington , DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK #1342645

As at February 14, 2008

FARALLON RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Dick Whittington
President and CEO

Date: February 14, 2008

Print the name and title of the signing officer under his signature.

    Ste. 1020, 800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.farallonresources.com

FARALLON ANNOUNCES FAVOURABLE LEGAL RULING IN MEXICO
APPEAL COURT DISMISSES HERMISTON CIVIL CASE APPEAL

February 14, 2008 Vancouver, BC - Dick Whittington, President and CEO of Farallon Resources Ltd. ("Farallon" or the "Company") (TSX: FAN; OTCBB: FRLLF) announces that the appeal court in Mexico City has dismissed an appeal made by David L. Hermiston in August 2007. This appeal was related to a ruling made by the civil court in June 2007 regarding a civil case initiated by David L. Hermiston in September 2004. In the June 2007 ruling, the civil court dismissed the case and awarded legal costs to Farallon. The current ruling once again vindicates the Company's position in all respects with regard to its ownership rights to the Campo Morado property which Mr. Hermiston has challenged in numerous lawsuits in four different jurisdictions.

As reported in a news release dated September 14, 2004, a writ was filed in the Federal Court of Mexico on September 6, 2004, wherein Farallon was named as a defendant along with 15 other parties, including the Government of Mexico, in a series of claims filed by David L. Hermiston as Plaintiff. This writ alleged Hermiston was defrauded of certain ownership rights in shares of Minera Summit de Mexico, S.A. de C.V., the prior owner of the Campo Morado property. In previous lawsuits by the same David L. Hermiston and/or his associates, various ownership allegations had been dismissed by law courts in Canada, the United States and Mexico, as being without merit and/or deficient for a myriad of substantive and technical reasons.

Dick Whittington said: "We welcome this ruling as being another indication that the courts give no credence to the claims made by Mr. Hermiston. He has, once again, failed to advance his claims to the Campo Morado property. Although technically this was an appeal of the June ruling only, it nevertheless indicates the veracity of the Company's position. The Company has at all times proceeded according to the law and is without question the 100% holder of the Campo Morado Property. We will continue to vigorously defend any and all actions to challenge our ownership position, now and into the future."

For further details on Farallon Resources Ltd. and its Campo Morado property, please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS
J.R.H. (Dick) Whittington
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Information
This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, continuity of mineralization, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes that the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. The likelihood of future mining at Campo Morado is subject to a large number of risks and may require achievement of a number of technical, economic and legal objectives, including obtaining lower than expected grades and quantities of mineralization and resources, recovery rates and mining rates, changes in and the effect of government policies with respect to mineral exploration and exploitation, the possibility of adverse developments in the financial markets generally, delays in exploration, development and construction projects, fluctuations in the prices of zinc, gold, silver, copper, lead and other commodities, obtaining additional mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground and processing facilities as well as receipt of additional financing to fund mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at Campo Morado and there is no assurance that the mineralization at Campo Morado will ever be classified as ore. For more information on the Company and the risk factors inherent in its business, investors should review the Company's Annual Information Form at www.sedar.com and the Company's annual report on Form 20-F at www.sec.gov.